Exhibit 10.2

March 12, 2013

Mr. James G. Gallagher

541 Third Street

Brooklyn, NY 11215

Re:	Employment Agreement

Dear Jamie:

This letter (the “Agreement”) will confirm the terms of your continued employment by AMC Networks Inc. (the “Company”) as an at will employee with the title of Executive Vice President – General Counsel. This Agreement will supersede and replace the letter agreement between you and Cablevision Systems Corporation, dated February 22, 2008, and any and all other discussions, understandings or arrangements regarding the subject matter herein. This Agreement will be effective upon execution by the Company and you.

The term of this Agreement (the “Term”) shall commence as of the date it is executed by both you and the Company and shall automatically expire on March 12, 2016 (the “Expiration Date”).

You agree to devote substantially all of your business time and attention to the business and affairs of the Company and to perform your duties in a diligent, competent and skillful manner and in accordance with applicable law.

Your annual base salary will be a minimum of $520,000 (retroactive to January 1, 2013), subject to annual review and potential increase by the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”), in its discretion. You will be eligible to participate in our discretionary annual bonus program with an annual target bonus opportunity equal to sixty percent (60%) of salary. Bonus payments are based on actual salary dollars paid during the year and depend on a number of factors including Company, unit and individual performance. However, the decision of whether or not to pay a bonus, and the amount of that bonus, if any, will be made by the Compensation Committee in its discretion. Except as otherwise provided herein, in order to receive a bonus, you must be employed by the Company at the time bonuses are being paid. Your annual base salary and annual bonus target (as each may be increased from time to time in the Compensation Committee’s discretion) will not be reduced during the term of this Agreement.

You will also continue to be eligible, subject to your continued employment by the Company and actual grant by the Compensation Committee in its discretion, to participate in such long-term equity and other incentive programs as are made available in the future to similarly situated executives at the Company. It is expected that such awards will consist of annual grants of cash and/or equity awards with an annual target value of not less than $700,000, as determined by the Compensation Committee. Any such awards would be subject to actual grant to you by the Compensation Committee in its discretion pursuant to the applicable plan documents and would be subject to terms and conditions established by the Compensation Committee in its discretion that would be detailed in separate agreements you would receive after any award is actually made.

You will also continue to be eligible for our standard benefits program at the levels that are made available to similarly situated executives at the Company. Participation in our benefits program is subject to meeting the relevant eligibility requirements, payment of the required premiums, and the terms of the plans themselves. You will be entitled to four (4) weeks vacation per year, to be accrued and used in accordance with Company policy.

Effective immediately, you and the Company agree to be bound by the additional covenants and provisions applicable to each that are set forth in the Annex attached hereto, which Annex shall be deemed to be a part of this Agreement.

If your employment with the Company is terminated during the Term (1) by the Company or (2) by you for “Good Reason,” and at the time of such termination under clauses (1) or (2) “Cause” does not exist, then, subject to your execution and the effectiveness of a severance agreement satisfactory to the Company, which severance agreement shall include, without limitation, a full and complete general release in favor of the Company and its affiliates, and their respective directors and officers, as well as your agreement to non-competition (limited to one year), non-solicitation, non-disparagement, confidentiality and further cooperation obligations and restrictions substantially in the form set forth in the Annex attached hereto, the Company will provide you with the following:

(1)	Severance in an amount to be determined by the Compensation Committee (the “Severance Amount”), but in no event less than two (2) times the sum of your annual base salary plus your target annual bonus, each as in effect at the time your employment terminates. Sixty percent (60%) of the Severance Amount will be payable to you on the six-month anniversary of the date your employment so terminates (the “Termination Date”) and the remaining forty percent (40%) of the Severance Amount will be payable to you on the twelve-month anniversary of the Termination Date;

(2)

A prorated bonus based on the amount of your base salary actually earned by you during the fiscal year through the Termination Date, provided, that such bonus, if any, will be payable to you if and when such bonuses are generally paid to similarly situated employees and will be based on your then current annual target bonus as well as Company and your business unit performance as determined by the Compensation Committee in its discretion, but without adjustment for your individual performance;

(3)	If, as of the Termination Date, annual bonuses had not yet generally been paid to similarly situated employees with respect to the prior fiscal year, a bonus based on the amount of your base salary actually paid to you during such prior fiscal year, provided, that such bonus, if any, will be payable to you if and when such bonuses are generally paid to similarly situated employees and will be based on your annual target bonus that was in effect with respect to such prior fiscal year as well as Company and your business unit performance as determined by the Compensation Committee in its discretion, but without adjustment for your individual performance; and

(4)	The Compensation Committee will consider, in good faith, approving the vesting of your then outstanding equity and cash incentive awards on a pro rata basis (to reflect the portion of the applicable period during which you were an employee of the Company), provided that, to the extent any such awards are subject to any performance criteria, any such pro rata vested portion as may be approved by the Compensation Committee shall be payable/delivered only if, when and to the same extent as paid/delivered to other employees generally holding such awards subject to the satisfaction of the performance criteria.

In connection with any termination of your employment described above, other than as specifically provided above, all equity or cash incentive grants or awards you may then have outstanding will be treated in accordance with their terms.

This Agreement does not constitute a guarantee of employment or benefits for any definite period. Your employment may be terminated by you or the Company at any time, with or without notice, liability (subject to the terms of this Agreement) or cause. This Agreement shall automatically terminate upon your death.

If and to the extent that any payment or benefit hereunder, or any plan, award or arrangement of the Company or its affiliates, is determined by the Company to constitute “non-qualified deferred compensation” subject to Section 409A of the Internal Revenue Code of 1986 (“Section 409A”) and is payable to you by reason of your termination of employment, then (a) such payment or benefit shall be made or provided to you only upon a “separation from service” as defined for purposes of Section 409A under applicable regulations and (b) if you are a “specified employee” (within the meaning of Section 409A and as determined by the Company), such payment or benefit shall not be made or provided before the date that is six months after the date of your separation from service (or your earlier death). Any amount not paid or benefit not provided in respect of the six month period specified in the preceding sentence will be paid to you in a lump sum or provided to you as soon as practicable after the expiration of such six month period. Any such payment or benefit shall be treated as a separate payment for purposes of Section 409A to the extent Section 409A applies to such payments.

To the extent you are entitled to any expense reimbursement from the Company that is subject to Section 409A, (i) the amount of any such expenses eligible for reimbursement in one calendar year shall not affect the expenses eligible for reimbursement in any other taxable year (except under any lifetime limit applicable to expenses for medical care), (ii) in no event shall any such expense be reimbursed after the last day of the calendar year following the calendar year in which you incurred such expense, and (iii) in no event shall any right to reimbursement be subject to liquidation or exchange for another benefit.

The Company may withhold from any payment due to you hereunder any taxes that are required to be withheld under any law, rule or regulation. If any payment otherwise due to you hereunder would result in the imposition of the excise tax imposed by Section 4999 of the Internal Revenue Code, the Company will instead pay you either (i) such amount or (ii) the maximum amount that could be paid to you without the imposition of the excise tax, depending on whichever amount results in your receiving the greater amount of after-tax proceeds (as reasonably determined by the Company). In the event that any such payment or benefits payable to you hereunder would be reduced because of the imposition of such excise tax, then such reduction will be determined in a manner which has the least economic cost to you and, to the extent the economic cost is equivalent, such payments or benefits will be reduced in the inverse order of when the payments or benefits would have been made to you (i.e., later payments will be reduced first) until the reduction specified is achieved.

This Agreement is personal to you and without the prior written consent of the Company shall not be assignable by you otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of, and be enforceable by, your legal representatives. This Agreement shall inure to the benefit of, and be binding upon, the Company and its successors and assigns.

To the extent permitted by law, you hereby waive any and all rights to a jury trial with respect to any claim arising out of or in any way connected with or related to this Agreement, your employment by the Company or the termination of your employment with the Company.

This Agreement will be governed by and construed in accordance with the law of the State of New York applicable to contracts made and to be performed entirely within that State.

You hereby irrevocably submit to the jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the State of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement, and you hereby waive, and agree not to assert, as a defense that you are not subject thereto or that the venue thereof may not be appropriate.

You hereby agree that mailing of notice, process or other papers in connection with any such action or proceeding in any manner as may be permitted by law shall be valid and sufficient service thereof if delivered to you at your address set forth above or to such other address as you may later designate in writing for the receipt of such notices.

This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. If any provision of this Agreement is held by any court of competent jurisdiction to be illegal, invalid, void or unenforceable, such provision shall be deemed modified, amended and narrowed to the extent necessary to render the same legal, valid and enforceable, and the other remaining provisions of this Agreement shall not be affected but shall remain in full force and effect.

Capitalized terms used in this Agreement, including in the Annex attached hereto, shall have the meanings set forth below:

“Cause” means your (i) commission of an act of fraud, embezzlement, misappropriation, willful misconduct, gross negligence or breach of fiduciary duty against the Company or an affiliate thereof, or (ii) commission of any act or omission that results in a conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any crime involving moral turpitude or any felony.

“Good Reason” means that (1) without your consent, (A) your base salary or annual bonus target (as each may be increased from time to time in the Compensation Committee’s discretion) is reduced, (B) your title is reduced, (C) your responsibilities as in effect immediately after the date hereof are thereafter materially diminished or (D) the Company requires that your principal office be located more than fifty (50) miles from Manhattan, (2) you have given the Company written notice, referring specifically to this letter and definition, that you do not consent to such action, (3) the Company has not corrected such action within 30 days of receiving such notice, and (4) you voluntarily terminate your employment with the Company within 90 days following the happening of the action described in subsection (1) above.

It is the parties’ intention that this Agreement not be construed more strictly with regard to you or the Company. This Agreement reflects the entire understanding and agreement of you and the Company with respect to the subject matter hereof and supersedes all prior understandings and agreements.

[The next page is the signature page.]

AMC NETWORKS INC.

By:	/s/ Joshua W. Sapan
Name:	Joshua W. Sapan
Title:	CEO

ACCEPTED AND AGREED:

/s/ James G. Gallagher
James G. Gallagher

Date: March 12, 2013

ANNEX

This Annex constitutes part of the Agreement, dated March 12, 2013, by and between James G. Gallagher (“You”) and AMC Networks Inc. (the “Company”). Terms defined in the Agreement shall have the same meanings in this Annex.

You agree to comply with the following covenants in addition to those set forth in the Agreement.

1.	Confidentiality

(a) Agreement. You agree to keep the existence and terms of this Agreement confidential (unless it is made public by the Company) provided that (1) you are authorized to make any disclosure required of you by any federal, state or local laws or judicial proceedings, after providing the Company with prior written notice and an opportunity to respond to such disclosure (unless such notice is prohibited by law), (2) you and your representatives and agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to you relating to such tax treatment or structure, and (3) you may disclose this Agreement in connection with any action by you to enforce this Agreement.

(b) Confidential and Proprietary Information. You agree to retain in strict confidence and not use for any purpose whatsoever or divulge, disseminate, copy, disclose to any third party, or otherwise use any Confidential Information, other than for legitimate business purposes of the Company and its affiliates. As used herein, “Confidential Information” means any non-public information of a confidential, proprietary, commercially sensitive or personal nature of, or regarding, the Company or any of its affiliates or any director, officer or member of senior management of any of the foregoing (collectively “Covered Parties”). The term Confidential Information includes information in written, digital, oral or any other format and includes, but is not limited to (i) information designated or treated as confidential, (ii) budgets, plans, forecasts or other financial or accounting data; (iii) subscriber, customer, guest, fan vendor or shareholder lists or data; (iv) technical or strategic information regarding the Covered Parties’ cable, data, telephone, programming, advertising, sports, entertainment, film production, theatrical, motion picture exhibition or other businesses, (v) advertising, business, programming, sales or marketing tactics and strategies; (vi) policies, practices, procedures or techniques, (vii) trade secrets or other intellectual property; (vii) information, theories or strategies relating to litigation, arbitration, mediation, investigations or matters relating to governmental authorities; (vii) terms of agreements with third parties and third party trade secrets, (viii) information regarding employees, players, coaches, agents, talent, consultants, advisors or representatives, including their compensation or other human resources policies and procedures and (ix) any other information the disclosure of which may have an adverse effect on the Covered Parties’ business reputation, operations or competitive position, reputation or standing in the community.

(c) Exception for Disclosure Pursuant to Law. Notwithstanding the foregoing, the obligations set forth in subsection (b) above, other than with respect to subscriber or customer information, shall not apply to Confidential Information that is:

1)	already in the public domain;

2)	disclosed to you by a third party with the right to disclose it in good faith; or

3)	specifically exempted in writing by the applicable Covered Party from the applicability of this Agreement.

Notwithstanding anything contained elsewhere in this Agreement, you are authorized to make any disclosure required of you by any federal, state or local laws or judicial, arbitral or governmental agency proceedings, after providing the Company with prior written notice and an opportunity to respond prior to such disclosure. In addition, this Agreement in no way restricts or prevents you from providing truthful testimony concerning the Company to judicial, administrative, regulatory or other governmental authorities.

2.	Non-Compete

You acknowledge that due to your executive position in the Company and your knowledge of Confidential Information, your employment by or affiliation with certain businesses would be detrimental to the Company or any of its direct or indirect subsidiaries. You agree that, without the prior written consent of the Company and to the extent permissible under applicable rules of professional responsibility, you will not represent, become employed by, consult to, advise in any manner or have any material interest, directly or indirectly, in any Competitive Entity (as defined below). A “Competitive Entity” shall mean any person, entity or business that (i) competes with any of the Company’s or any of its affiliate’s programming or other existing businesses, nationally or regionally; or (ii) directly competes with any other business of the Company or one of its subsidiaries that produced greater than 10% of the Company’s revenues in the calendar year immediately preceding the year in which the determination is made. Ownership of not more than 1% of the outstanding stock of any publicly traded company shall not, by itself, be a violation of this paragraph. This agreement not to compete will expire on the first anniversary of the date on which your employment with the Company has terminated if such termination occurs prior to the Expiration Date.

3.	Additional Understandings

You agree, for yourself and others acting on your behalf, that you (and they) have not disparaged and will not disparage, make negative statements about or act in any manner which is intended to or does damage to the good will of, or the business or personal reputations of the Company, any of its affiliates or any of their respective incumbent or former officers, directors, agents, consultants, employees, successors and assigns.

This agreement in no way restricts or prevents you from providing truthful testimony concerning the Company or its affiliates as required by court order or other legal process; provided that you afford the Company written notice and an opportunity to respond prior to such disclosure.

In addition, you agree that the Company is the owner of all rights, title and interest in and to all documents, tapes, videos, designs, plans, formulas, models, processes, computer programs, inventions (whether patentable or not), schematics, music, lyrics, programming ideas and other technical, business, financial, advertising, sales, marketing, customer, programming or product development plans, forecasts, strategies, information and materials (in any medium whatsoever) developed or prepared by you or with your cooperation during the course of your employment by the Company (the “Materials”). The Company will have the sole and exclusive authority to use the Materials in any manner that it deems appropriate, in perpetuity, without additional payment to you.

4.	Further Cooperation

Following the date of termination of your employment with the Company, you will no longer provide any regular services to the Company or represent yourself as a Company agent. If, however, the Company so requests, you agree to cooperate fully with the Company in connection with any matter with which you were involved prior to such employment termination, or in any litigation or administrative proceedings or appeals (including any preparation therefore) where the Company believes that your personal knowledge, attendance or participation could be beneficial to the Company or its affiliates. This cooperation includes, without limitation, participation on behalf of the Company and/or its affiliates in any litigation, administrative or similar proceeding, including providing truthful testimony.

The Company will provide you with reasonable notice in connection with any cooperation it requires in accordance with this section and will take reasonable steps to schedule your cooperation in any such matters so as not to materially interfere with your other professional and personal commitments. The Company will reimburse you for any reasonable out-of-pocket expenses you reasonably incur in connection with the cooperation you provide hereunder as soon as practicable after you present appropriate documentation evidencing such expenses. You agree to provide the Company with an estimate of any such expense before it is incurred.

5.	No Hire or Solicit

For the term of the Agreement and until one year after the termination of your employment, you agree not to hire, seek to hire, or cause any person or entity to hire or seek to hire (without the prior written consent of the Company), directly or indirectly (whether for your own interest or any other person or entity’s interest) any employee of the Company or any of its affiliates. This restriction does not apply to any employee who was discharged by the Company or any of its affiliates. In addition, this restriction will not prevent you from providing references.

6.	Acknowledgments

You acknowledge that the restrictions contained in this Annex, in light of the nature of the Company’s business and your position and responsibilities, are reasonable and necessary to protect the legitimate interests of the Company. You acknowledge that the Company has no adequate remedy at law and would be irreparably harmed if you breach or threaten to breach any of the provisions of this Annex, and therefore agree that the Company shall be entitle injunctive relief to prevent any breach or threatened breach of any of the provisions and to specific performance of the terms of each of such provisions in addition to any other legal or equitable remedy it may have. You further agree that you will not, in any equity proceeding relating to the enforcement of the provisions of this Annex, raise the defense that the Company has an adequate remedy at law. Nothing in this Annex shall be construed as prohibiting the Company from pursuing any other remedies at law or in equity that it may have or any other rights that it may have under any other agreement. If it is determined that any of the provisions of this Annex, or any part thereof, is unenforceable because of the duration or scope (geographic or otherwise) of such provision, it is the intention of the parties that the duration or scope of such provision, as the case may be, shall be reduced so that such provision becomes unenforceable and, in its reduced form, such provision shall then be enforceable and shall be enforced. Notwithstanding anything to the contrary contained in this Agreement, in the event you violate the covenants and agreements set forth in this Annex, then, in addition to all other rights and remedies available to the Company, the Company shall have no further obligation to pay you any severance benefits or to provide you with any other rights or benefits to which you would have been entitled pursuant to this Agreement had you not breached the covenants and agreements set forth in this Annex.

7.	Survival

The covenants and agreement set forth in this Annex shall survive any termination or expiration of this Agreement and any termination of your employment with the Company, in accordance with their respective terms.